UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2014

Commission File Number: 001-36322

LUMENIS LTD.
 (Translation of registrant’s name into English)

Yokneam Industrial Park, P.O. Box 240, Yokneam 2069204, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On July 2, 2014, an annual general meeting of shareholders of Lumenis Ltd., or Lumenis, approved each of the four proposals brought before Lumenis’ shareholders at the meeting.  Each of those proposals was described in Lumenis’ Notice of Annual General Meeting of Shareholders, dated May 27, 2014, and in its Proxy Statement, dated May 27, 2014, annexed as Exhibits 99.1 and 99.2 to Lumenis’ Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission on May 27, 2014.

The information set forth in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into Lumenis’ Registration Statements on Form S-8, Registration Nos. 333-148460, 333-189077, 333-196448, and 333-196449, and is to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMENIS LTD.

Date: July 2, 2014	By:	/s/ Ophir Yakovian
Name: Ophir Yakovian
Title: Chief Financial Officer